Exhibit 99.2

Vertical Aerospace announces $50 million in new funding as part of $180 million transaction that will strengthen its financial position and advance its Flightpath 2030 Strategy

•	Vertical Aerospace secures agreement under which Mudrick Capital will commit up to $50 million in the next equity round, promoting financial stability.

•	Transaction is expected to add approximately $180 million to Vertical’s balance sheet, including through the conversion of approximately $130 million of debt into equity, significantly reducing Vertical’s debt. The conversion price of the remaining convertible notes will be fixed.

•	Founder, Stephen Fitzpatrick, retains a strategic role as a board director to guide the company through its Flightpath 2030 Strategy.

London, UK; New York, USA – 25/11/2024:

Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company pioneering electric aviation, today announced the signing of a term sheet among the Company, its majority shareholder Stephen Fitzpatrick, and its primary creditor Mudrick Capital Management.

This term sheet secures a commitment to $50 million in new funding, strengthening Vertical’s financial position. The funding will support the company’s newly launched Flightpath 2030 Strategy to establish itself as a global leader in the eVTOL market by the end of the decade, including the ongoing development and certification of the VX4.

The term sheet includes:

•	$50 million funding commitment by Mudrick Capital: commitment includes $25 million in upfront funding, and an additional $25 million backstop that will be reduced by any amounts raised from third parties. The term sheet includes the option for Stephen Fitzpatrick to invest a further $25 million on the same terms.

•	Balance sheet strengthening: approximately $130 million of convertible notes (50% of the outstanding amount) will be converted into equity at $2.75 per share, substantially reducing Vertical’s debt and significantly deleveraging the company’s balance sheet, enhancing its financial position.

•	Greater certainty for future investors: by fixing the conversion price for the remaining outstanding convertible notes at $3.50 per share, Vertical’s future fundraising plans will be supported.

•	Remaining loan repayment date extended to December 2028: extension of term provides further security through Vertical’s certification programme.

•	Renewed commitment to the UK: Vertical will continue to operate from its UK headquarters, maintaining its brand identity and focus on innovation.

As part of the agreement, Vertical Aerospace’s founder, Stephen Fitzpatrick, will remain on the board, continuing to provide strategic direction as the company progresses through its certification programme.

Stephen Fitzpatrick, Founder of Vertical Aerospace:

“It is great to be able to announce this new funding today. We have been working hard to find a way to support the company in the short term, but also set us up for long term success. The additional equity and stronger balance sheet will enable us to fund the next phase of our development programme and deliver on our mission to bring the amazing electric aircraft to the skies.

This comprehensive deal - alongside the recent piloted flight campaign and launch of the Flightpath2030 strategy - means Vertical is positioned to be a winner in one of the 21st century's most exciting technologies.

The UK has been at the forefront of the aerospace industry for the last hundred years. Aviation is one of the hardest sectors to decarbonise but ambitious British companies like Vertical are leading the world in pioneering zero emissions electric aircraft.”

Jason Mudrick, Founder and Chief Investment Officer at Mudrick Capital:

“This agreement underscores our appreciation of Vertical Aerospace’s position in the eVTOL sector and a team that has demonstrated its ability to deliver groundbreaking solutions for the future of sustainable aviation. By committing up to $50 million to the business and converting substantial debt into equity, we’re supporting a company, its leadership team and partners, as Vertical brings the safest and most versatile aircraft to market.”

Stuart Simpson, CEO of Vertical Aerospace:

"This funding agreement underscores the strong confidence of our investors in our Flightpath 2030 Strategy and our ambition to lead the global eVTOL market. By addressing our more immediate capital needs and positioning us well to secure funding for the long-term, we can focus on advancing our piloted flight test programme and bringing the VX4 to market."

Vertical’s piloted flight test programme is progressing further toward certification, recently achieving untethered, piloted thrustborne flight in Phase 2 of testing. With the VX4 prototype performing beyond expectations, the company is now working with the UK Civil Aviation Authority to secure permits to move into Phase 3 — wingborne flight tests, which is a critical step toward certification.

The parties have signed a non-binding term sheet reflecting the material terms of the agreement in principle. It remains subject to implementation and execution of final transaction agreements, as well as shareholder approval of amendments to Vertical’s articles of association. Additional information can be found in the Company’s Form 6-K furnished to the Securities and Exchange Commission on November 25, 2024.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer. Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, including, without limitation, statements regarding the consummation of the agreement in principle, including the entry into final transaction agreements and the satisfaction of all closing conditions, completion of the committed funding from Mudrick Capital and use of proceeds therefrom, the sufficiency of the proceeds from the committed funding to meet the Company’s more immediate capital expenditure requirements, the Company’s satisfaction of all closing conditions to the committed funding, our ability and plans to raise additional capital to fund our operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.